November 6, 2012

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Praxis Mutual Fund
File Number 333-184242
Pre-Effective Amendment No. 2
Accession No. 0001144204-12-059740

Ladies and Gentleman,

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”) , the Registrant requests that the above-referenced pre-effective amendment be withdrawn. The pre-effective amendment was inadvertently filed on November 6, 2012, on Form N-14 and should have been filed on Form N-14/A. The pre-effective amendment will be re-filed accordingly today.

No securities have been sold in connection with the filing. Accordingly, the Registrant believes that withdrawal of the pre-effective amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Please feel free to contact me at (860) 524-3937.

Very truly yours,

/s/ Charles J. Daly

Charles J. Daly

Secretary